Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	2015	2014	2013	2012	2011
	(In thousands, except ratio data)
Income before income taxes	$ 31,130	$ 37,531	$ 38,400	$ 36,663	$ 32,229

Interest on indebtedness	12,955	11,952	11,472	11,394	11,641

Portion of rents representative
of the interest factor	2,014	1,939	1,837	1,739	1,670

Earnings as adjusted	$ 46,099	$ 51,422	$ 51,709	$ 49,796	$ 45,540

Fixed charges:

Interest on indebtedness	$ 12,955	$ 11,952	$ 11,472	$ 11,394	$ 11,641

Portion of rents representative
of the interest factor	2,014	1,939	1,837	1,739	1,670

Fixed charges	$ 14,969	$ 13,891	$ 13,309	$ 13,133	$ 13,311

Ratio of earnings
to fixed charges	3.08	3.70	3.89	3.79	3.42